FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Press Release, dated August 6, 2009, entitled “Nortel Inversora S.A. announces consolidated second quarter results for the fiscal year ending December 31, 2009”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED SECOND QUARTER RESULTS FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2009

Buenos Aires, Argentina, August 7, 2009 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 379 million for the second quarter of fiscal year 2009.

Nortel’s consolidated financial results for the second quarter of fiscal year 2009 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding- company level.

Relevant matters

On August 5, 2009 the Board of Directors of Nortel Inversora S.A. resolved to call for the Annual General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock for September 11, 2009.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

SECOND QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2009

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2009	2008
Current assets	3,221	2,592
Non-current assets	7,083	7,051

Total assets	10,304	9,643
Current liabilities	3,979	4,067
Non-current liabilities	1,558	1,487

Total liabilities	5,537	5,554
Minority interests	2,204	1,900
Total shareholders’ equity	2,563	2,189

Total liabilities and shareholders’ equity	10,304	9,643

(*)	As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholders’ Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2009	2008
Net revenues	5,754	5,051
Cost of services provided administrative and selling expenses	(4,445)	(4,004)

Operating Profit	1,309	1,047
Equity gain from related companies	13	—
Financial results, net	(152)	(8)
Other, net	(74)	(92)
Income tax	(394)	(328)
Minority interest	(323)	(286)

Net Income	379	333

Ratios

	2009	2008
Liquidity (a)	0.81	0.64
Indebtedness (b)	1.16	1.36

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

José Gustavo Pozzi
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 7, 2009	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager